

(Formerly-Crew Development Corporation)

Consolidated Financial Statements

Six months ended December 31, 2003
(Unaudited – Prepared by Management)

CREW GOLD CORPORATION *(formerly Crew Development Corporation)*
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

		December 31, 2003 (unaudited)	June 30, 2003
ASSETS			
CURRENT			
Cash		**$13,531**	$ 6,690
Accounts receivable		**1,365**	359
Prepaid expenses		**2,875**	344
Due from Metorex Limited		**572**	639
Investment in Metorex Limited		**2,757**	3,716
Investment in Asia Pacific Resources		**144**	1,731
		$21,244	13,479
NALUNAQ MINERAL PROPERTY	(Note 3)	**62,282**	45,135
INVESTMENT IN AND ADVANCES TO BARBERTON			
MINES LTD		**6,859**	5,258
SECURITY DEPOSIT		**926**	877
DEFERRED FINANCING COSTS	(Note 5)	**1,420**	–
OTHER MINERAL PROPERTY INTERESTS		**4,053**	3,453
OTHER		**186**	191
		$96,970	$ 68,393
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities		**$7,831**	$ 2,859
Accrued restructuring costs	(Note 4)	**232**	328
Promissory notes due to related parties		**–**	378
		8,063	3,565
CONVERTIBLE BONDS	(Notes 2 (b) & 5)	**20,967**	–
FUTURE INCOME TAXES		**3,338**	3,338
NON-CONTROLLING INTEREST		**3,940**	4,008
		36,308	10,912
SHAREHOLDERS' EQUITY			
Share capital	(Note 6)	**162,257**	160,115
Share purchase warrants	(Note 6)	**22**	22
Contributed surplus		**275**	275
Equity component of convertible bond	(Notes 2 (b) & 5)	**859**	
Deficit		**(103,146)**	(102,708)
Cumulative translation adjustment		**395**	(222)
		60,662	57,482
		$96,970	$ 68,393

ON BEHALF OF THE BOARD:

Signed _____ *"Jan Vestrum"* _____   Signed _____ *"Cameron G. Belsher"* _____
      Jan Vestrum, Director   Cameron G. Belsher, Director

CREW GOLD CORPORATION *(formerly Crew Development Corporation*)
Consolidated Statements of Loss and Deficit
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31		Six months ended December 31	
	2003	2002	2003	2002
EXPENSES				
Administration, office and general	**(1,321)**	(1,503)	**(2,572)**	(2,568)
Amortization	**(20)**	(56)	**(38)**	(115)
Interest	–	–	–	(55)
Professional fees	**(452)**	(500)	**(600)**	(804)
	(1,793)	(2,059)	**(3,210)**	(3,542)
OTHER INCOME (EXPENSES)				
Equity earnings from investment in Barberton Mines Ltd.	**367**	–	**696**	–
Equity earnings from investment in Metorex Limited	–	213	–	1,713
Gain (loss) on disposal of interest in Metorex	**182**	(2426)	**183**	(2426)
Foreign exchange gain (loss)	**168**	(859)	**168**	(976)
Gain on disposal of interest in Asia Pacific	**701**	–	**701**	–
Gain on disposal of assets	**16**	216	**16**	195
Interest and other income	**282**	124	**541**	175
Gain on sale of Geothermal asset	–	–	**1,320**	–
Interest and charges on convertible bond	**(592)**	–	**(721)**	–
Provision for decline in market value of investment in Asia Pacific	–	(1,980)	–	(1,980)
Provision for impairment of Geothermal asset	–	(2,818)	–	(2,818)
	1,124	(7,529)	**2,904**	(6,116)
NET INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	**(669)**	(9,589)	**(306)**	(9,658)
PROVISION FOR INCOME TAXES				
Current	**(108)**	–	**(108)**	–
	(108)	–	**(108)**	–
NET INCOME (LOSS) BEFORE NON-CONTROLLING INTEREST	**(777)**	(9,589)	**(414)**	(9,658)
NON-CONTROLLING INTEREST	**(39)**	27	**(24)**	44
NET INCOME (LOSS) FOR THE PERIOD	**(816)**	**(9,561)**	**(438)**	**(9,614)**
DEFICIT, BEGINNING OF FISCAL PERIOD	**(102,330)**	(83,899)	**(102,708)**	(83,847)
DEFICIT, END OF FISCAL PERIOD	**$ (103,146)**	$ (93,460)	**$(103,146)**	$ (93,460)
NET INCOME (LOSS) PER SHARE— BASIC AND FULLY DILUTED	**$ (0.00)**	$ (0.07)	**$ 0.00**	$ (0.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**140,420,068**	125,506,194	**140.104,512**	128,506,194

CREW GOLD CORPORATION *(formerly Crew Development Corporation*)
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended December 31,		Six months ended December 31,	
	2003	2002	**2003**	2002
OPERATING ACTIVITIES				
Net (loss) income	**(816)**	$ (9,561)	**(414)**	$ (9,614)
Add (deduct) items not affecting cash:				
Amortization	**20**	56	**38**	115
Equity earnings from Barberton Mines Ltd	**(367)**	–	**(696)**	–
Equity earnings from Metorex Ltd	**–**	(213)	**–**	(1,713)
(Gain) loss on disposal of investment in Metorex	**(182)**	2,426	**(182)**	2,426
Gain on disposal of interest in Asia Pacific	**(684)**	–	**(701)**	–
Gain on sale of Geothermal asset	**–**	–	**(1,320)**	–
Foreign exchange loss	**(128)**	976	**(168)**	976
Gain on sale of asset s	**(16)**	(216)	**(16)**	(195)
Provision for decline in market value of				
Investment in Asia Pacific	**–**	1,980	**–**	1,980
Provision for impairment of Geothermal asset	**–**	2,818	**–**	2,818
Non-controlling interest	**14**	(27)	**24**	(44)
Change in non-cash working capital items	**1,307**	718	**1,433**	878
	(852)	(1,043)	**(2,002)**	(2,374)
FINANCING ACTIVITIES				
Net proceeds on issuance of Convertible bonds	**–**	–	**20,561**	–
Issuance of common shares	**2,142**	–	**2,142**	–
Issuance of share purchase warrants	**105**	–	**105**	–
Repayment of amounts due from Metorex	**68**	–	**68**	1,395
Dividends received from Metorex	**54**	859	**54**	859
	2,369	859	**22,930**	2,254
INVESTING ACTIVITIES				
Expenditures on Nalunaq mineral property interest	**(10,740)**	(4,089)	**(17,147)**	(6,012)
Expenditures on other mineral property interests	**(600)**	(163)	**(600)**	(259)
Proceeds from disposition of investment in Metorex	**1,140**	12,657	**1,140**	12,657
Proceeds from disposition of investment in Asia Pacific	**1,867**	–	**2,288**	–
Proceeds from disposal of Geothermal asset	**–**	–	**232**	–
Investment in geothermal project	**–**	(62)	**–**	(220)
Other	**--**	(7)	**--**	(36)
	(8,333)	8,334	**(14,087)**	(6,130)
NET CASH (OUTFLOW)/ INFLOW	(6,816)	8,150	**6,841**	6,009
CASH POSITION, BEGINNING OF PERIOD	20,347	2,235	**6,690**	4,376
CASH POSITION, END OF PERIOD	**$ 13,531**	**$ 10,385**	**$ 13,531**	**$10,385**

CREW GOLD CORPORATION *(formerly Crew Development Corporation)*
Notes to the Interim Consolidated Financial Statements (unaudited)
For the six months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

1. **Description of Business and Nature of Operations**

    Crew Gold Corporation (note 9), ("Crew" or the "Company") is an international mining exploration, development and operating company focused on identifying, acquiring and developing resource projects world-wide. At present, Crew controls development projects in Greenland, Norway, Ghana and the Philippines. The Company's shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2. **Significant Accounting Policies and Basis of Presentation**

    (*a*) *Basis of presentation*

    These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2003, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the notes to the Company's audited financial statements for the year ended June 30, 2003.

    In management's opinion, all adjustments considered necessary for fair presentation have been included in these statements.

    The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at December 31, 2003 are as follows:

Subsidiary	% interest
Nalunaq Gold Mine A/S (Greenland) ("Nalunaq")	82.5%
Crew Norway AS (formerly Mindex ASA)	100%
Hwini-Butre Minerals Ltd. (Ghana)	100%

    (b) Accounting change for Convertible Bonds

    In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible bonds issued during the period have been segregated into their debt and equity components based on the respective fair value of each component on the date the bonds were issued. The financial liability component, representing the value allocated to the liability at the time of inception, is recorded as a long-term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal amount into common shares, would be classified as a separate component of shareholders' equity. Effective October 1, 2003 management revised the original estimate of the fair values of the debt and equity components. This change has resulted in the balance sheet reclassification of $6,746 from the equity component of convertible bonds to long-term liabilities as at October 1, 2003. Management believes that the equity component of the convertible bonds has a reducing value because the market interest rate for equivalent debt to the convertible bonds which the Company could obtain with no conversion feature is expected to be lower. This accounting change has had no impact on the income statement for the six-month period ended December 31, 2003 because no accretion of interest expense was recognized prior to October 1, 2003.

    The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

CREW GOLD CORPORATION (*formerly Crew Development Corporation)*
Management's Discussion and Analysis
For the three months ended December 31, 2003(Expressed in thousands of Canadian dollars, except per share amounts)

2. Significant Accounting Policies and Basis of Presentation (continued)

(c) Stock options

Effective July 1, 2002 the Company adopted the new recommendations of the CICA with respect to stock-based compensation and other stock-based payments on a prospective basis. The recommendations encourage, but do not require, the use of a fair-value based method of accounting for stock compensation to employees. The Company has elected to continue to not record stock options issued to employees as compensation expense and to disclose pro forma information on the fair value of stock compensation issued during the period in the notes to the financial statements. Had compensation cost for the Company's stock-based compensation been accounted for under the fair-value based method of accounting, the Company's net income and earnings per share would have been as follows:

	Three months ended December 31, 2003	Three months ended December 31, 2002	**Six months ended December 31, 2002**	Six months ended December 31, 2002
Net income for the period	**(816)**	(9,561)	**(438)**	(9,614)
Fair value of share compenation to employees	**-29**	-120	**-59**	-240
Pro forma net profit for the period	**(845)**	(9,681)	**(497)**	(9,854)
Pro forma net profit per share	**0.00**	0.07	**0.00**	0.07

The fair value of stock compensation issued to employees was determined using the Black-Scholes option pricing model assuming an average volatility factor of 64.88%, an average risk-free rate of 3.73% and an expected life of 1 or 5 years. The fair value is amortized on a straight-line basis from the grant date over the vesting period of the related options.

(d) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

CREW GOLD CORPORATION (_formerly Crew Development Corporation_**)**
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

3. **Nalunaq Mineral Property Interest**

The following table shows the continuity of the Nalunaq mineral property interest:

	Six months ended December 31, 2003		Year ended June 30, 2003
Balance, beginning of the period	$	45,135	$ 34,460
Acquisition of interest		-	1,893
Expenditure incurred in the period		17,147	8,782
	$	62,282	$ 45,135

At December 31, 2003 the main components of the investment in Nakunaq Gold Mine were allocable as folows:

Mineral rights and development costs	$	52,096
Plant and equipment at mine site		615
Buildings and camp facilities		2,982
Port facilities and marine equipment		6,589
	$	62,282

During the six months ended December 31, 2003, the Company incurred $17.1million in development of the Nalunaq Gold Mine.

4. **Restructuring costs**

During the year ended June 30, 2003, the Company's management, key operational and administrative functions were centralized by the closing of the Norway and Vancouver offices and relocation of its head office from Vancouver to London.

Details of the provisions and movements to December 31, 2003 are as follows:

	June 30,2003		Cash Payments		December 31, 2003
Lease exit costs	$	286	$	54	$ 232
Other costs		42		42	--
	$	328	$	96	$ 232

At June 30, 2003 lease exit costs of $286 were incurred based on remaining committed lease payments for the Vancouver office space, net of expected future sublease revenue. The remaining accrued lease exit costs will be paid monthly until the lease expires in February 2006.

CREW GOLD CORPORATION (*formerly Crew Development Corporation)*
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

5. **Convertible Bonds**

On September 8, 2003, the Company issued through a private placement, a NOK120million (CAD$22.1million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of NOK8.5million (CAD$1.5million) net proceeds were NOK111.5million (CAD$20.6million).

Interest and principal repayment

The bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds are convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3million. If the bonds are not converted, the principal portion is fully repayable on September 8, 2006.

An application for the listing of the bonds, including the prospectus has been submitted to the Oslo Stock Exchange.

Interest expense on the convertible bond totalling $511 (2002: $nil) has been charged to profit and loss for the six month period ended December 31, 2003. No payments of interest have been made to date.

As described in Note 2(b), the Company has revised the accounting classification of the convertible debt previously reported in the interim financial statements for the three-month period ended September 30, 2003. As a result, a lower value has been ascribed to the holders' option to convert and accordingly certain proceeds of the bonds have been re-classified as debt with a lower portion allocated to the equity component.

The finance costs associated with the issue of the convertible bonds are held as deferred financing costs and amortized over the period of the liability.

The components of the convertible debentures were as follows:

	December 31, 2003	Date of issue
Equity component	$ 859	$ 914
Debt component (net of financing costs)	20,967	21,215

CREW GOLD CORPORATION (*formerly Crew Development Corporation)*
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

6. Share Capital

On September 24, 2003, the Company issued 1,111,111 shares upon conversion of the convertible bonds into common shares of the Company at a price of $0.68 per share. On November 12, 2003 a further 833,333 shares were issued upon conversion of the bonds into common shares of the Company at a price of $0.67 per share. (See note 5). On November 12, 2003 2,000,000 shares were issued on exercise of stock options at an exercise price of $0.42 per share for cash proceeds of $840.

Details of changes in the issued share capital since June 30, 2003 are as follows:

	Number of shares	Amount
Balance, June 30, 2003	138,664,295	$ 160,114,934
Issued on conversion of convertible bonds	1,944,444	1,302,777
Issued on conversion of stock options	2,000,000	840,000
Balance at December 31, 2003	142,608,739	$ 162,257,711

Share purchase warrants:

On October 23, 2003, the Company issued 1,500,000 warrants to purchase shares of the Company at an exercise price of $0.90 per share. Of these warrants 800,000 were issued to the President & CEO and 700,000 were issued to the Chairman of the Company in exchange for total cash consideration of $105. The warrants expire on October 23, 2004.

Share options:

During the six months ended December 31, 2003, the Company granted the following share purchase options to employees.

Date of Grant	Number of Options Granted	Exercise Price	Expiry Date
July 22, 2003	500,000	$0.42	July 22, 2008
August 12,2003	200,000	$0.55	August 12, 2008
September 2, 2003	500,000	$0.74	September 2, 2008
October 23, 2003	325,000	$0.84	October 23, 2008
	1,525,000		

CREW GOLD CORPORATION (_formerly Crew Development Corporation)_
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

A summary of share option plan activity is as follows:

	Number of shares		Weighted average exercise price
Balance, June 30, 2003	11,370,000	$	0.49
Granted	1,725,000		0.77
Exercised	2,000,000		0.42
Cancelled	(1,206,667)		0.74
Balance, December 31, 2003	13,888,333	$	0.55

7. **Disposal of Geothermal Asset**

On September 26, 2003, pursuant to an agreement dated September 3, 2003 the Company sold its 86.1% shareholding in North Pacific Geopower Corporation ("NPGP"). In consideration for the sale of this subsidiary, the Company received cash consideration of $232 and forgave an inter-company debt of $562, which was repayable by NPGP to the Company. At the time of closing, NPGP had external liabilities of $569 all of which were assumed by the purchaser of NPGP. The Company also agreed to defer the repayment of an additional loan from NPGP of $833 which will now be payable to the Company on December 31, 2011. The Company has made full provision for this amount and the total accounting profit on the sale of the shares has been reduced accordingly.

The transaction resulted in an accounting gain of approximately $1.3 million for the Company as follows:

Net liabilities of NPGP at date of sale	$	(2,483)
Proceeds on sale		232
Gain before the undernoted:		(2,715)
Less:		
Loans forgiven by the Company (Crew Gold Corp)		562
Loans not forgiven but provided for due to uncertainty of collection		833
Gain on disposal:	$	1,320

CREW GOLD CORPORATION (*formerly Crew Development Corporation)*
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

8. **Segmented Information:**

    Management considers that the Company commenced operating in one operating segment as of July 1, 2002, being the exploration and development of mineral properties. Capital assets consist of property, plant and equipment, and mineral property interests in the following locations:

	December 31, 2003		June 30, 2003
Greenland	$ 63,128	$	45,363
Africa	3,213		3,213
Europe	91		91
Philippines	89		89
Canada	-		5
	$ 66,521	$	48,761

9. **Subsequent Event:**

    On January 22, 2004 the Company announced that the name of the Company has been changed from Crew Development Corporation to Crew Gold Corporation. There will be no change in the stock symbol.

CREW GOLD CORPORATION (*formerly Crew Development Corporation***)**
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

Results of Operations:

For the three months ended December 31, 2003, the Company incurred a net loss of $816 ($0.00 per share), compared with a net loss of $9,561 ($0.07 per share) for the three months ended December 31, 2002. For the six month period the net loss is $438 compared to $9,614 for the same period in 2002. The results in 2002 were negatively impacted by the loss on disposal of Metorex shares ($2,426), the provision for the decline in the market value of the Asia Pacific investment ($1,980), and the provision for the impairment of the geothermal asset ($2,818). For the three months ended December 31, 2003, the Company incurred interest charges on convertible bonds outstanding, accretion costs and amortization of costs relating to the issue of the bonds. This totalled $592 (2002: - $nil).

Overhead expenditure, including administration, office, general, professional fees and amortization, for the quarter ended December 31, 2003 was $1,793 (2002-$2,059). This represents a decrease from the previous year of 13% and is in line with forecast. Management believes it will achieve its stated objective of achieving additional reductions in overhead expenditures throughout the current fiscal year.

For the six months ended December 31, 2002, the Company's share of net income from Metorex amounted to $1,713. After a program of disposal of the shares held in Metorex Limited, the Company's holding was reduced to 5% and, with effect from June 2003, no longer accounts for this investment under the equity method of accounting. Consequently no income from this investment arises in the six month period ended December 31, 2003.

On December 15, 2003, the Company sold 2.45 million shares of Metorex for cash proceeds of $1,140, resulting in a gain of $182. The remaining shares held in this company are held for future resale and as such, are disclosed within current assets.

During the three months ended December 31, 2003, the Company disposed 19.7 million shares of Asia Pacific Resources for cash proceeds of $1,867, resulting in a gain of $701.

In June 2003, the Company acquired a 20% shareholding in Barberton Mines Limited. For the quarter ended December 31, 2003, the company had equity income of $367 (2002-nil) arising from this investment together with interest earned on loans advanced of $355 (2002: $nil). The performance from this investment exceeded expectations for the quarter.

Liquidity and Cash Resources:

Cash on hand at December 31, 2003 amounted to $ 13,531 (June 30, 2003 - $ 6,690).

During the three months ended December 31, 2003, the Company used $852 in cash from operating activities. The net loss of $816 included amortization of $20 and non-controlling interest of $39. Included in the net profit for the period was non-cash equity income from Barberton Mines Limited of $367.

CREW GOLD CORPORATION (*formerly Crew Development Corporation***)**
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

During the three months ended December 31, 2003, the Company used $8,333 in investing activities. The Company invested $10,740 in the final stages of the development of the Nalunaq Gold Mine. The Company also invested $229 on exploration activities on its Nanortalik concessions in Greenland. During the period, the Company generated $1,140 from the sale of its investment in Metorex and $1,867from the sale of its investment in Asia Pacific Resources. The Company continues to hold these investments as assets for sale and will dispose of these when market conditions are most favourable.

Nalunaq Development

During the quarter focus was placed on shipping of the stockpile ore to Spain for processing, completing permanent mine site infrastructure and preparing the mine for production. These objectives were achieved and the first consignment of ore was shipped to the Rio Narcea plant for processing during the first weeks of January. On February 9, 2004 the first gold from the mine was poured.

Infrastructure and construction works

During the period all civil construction works were completed, despite a temporary setback due to a severe flooding of the camp area on November 25th 2003. The works included road works, the installation of a 600,000 liter tank farm, the construction of foundations and the installation of a prefabricated 70-person modular camp complex camp at Nalunaq Gold Mine. The new stockpile pad, a rock pier and barge with the ship loader facility was also completed and commissioned in advance the arrival of the bulk carrier MS Lake Erie on December 28, 2003.

Stockpiled Ore

The bulk carrier arrived on site on December 28, 2003 and loading the stockpiled ore commenced immediately. On January 6, 2004, the bulk carrier left the site, containing 30,969 tonnes of ore for processing. The load was somewhat less than planned but because of time and weather constraints it was decided to stop the loading. The balance of the stockpile will be included in the next shipment. The bulk carrier arrived in Spain where the unloading operation commenced on January 16, 2004.

A thorough review of the loading process and the conveyor facility is currently being undertaken to identify areas for improvement to ensure ongoing capacity will be in line with the plan.

50% of the expected gross income from the processing was received on February 2, 2004 (48% of the total will be received 21 days after the campaign and the 2% balance 60 days after the campaign).

Project finance

Crew has provided financing for the final development of the Nalunaq Gold Mine A/S ("NGM"). Repayment of the loan from Nalunaq Gold Mine to Crew is planned by year-end 2004. Crew has, and will maintain, a strong treasury position, and the loan to NGM has not affected other Crew projects or exploration programs or has triggered any further capital require ments.

In December 2003, the Board of NGM approved a working capital facility for the company offered by Standard Bank of London. The details of this agreement are currently being finalized.

CREW GOLD CORPORATION (*formerly Crew Development Corporation)*
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

Nalunaq base case

The cash cost for Nalunaq over the first eighteen months of production is estimated to be between USD 160 and 190 per ounce based on a grade delivered from the mine. The Nalunaq base case is for initial gold production of approximately 130,000 ounces per year at cash cost of USD 169 per ounce and a gold price of USD 345 per ounce.. NGM. Based on a NOK/USD exchange rate of 7.00, this would result in a free cash flow from Nalunaq to Crew of approximately USD 15 million per year, or CAD 0.15 (NOK 0.77) per share after tax and non-controlling interests.

Exploration

No exploration work has been performed on Nalunaq in 2003 as focus has been placed on preparing the mine for production, completing permanent mining and mine site infrastructure, and on the shipping of ore to Spain. An aggressive exploration campaign is planned in Nalunaq for 2004 including work on the extension on levels 350, 400 and 450, the valley sector and in particular the high grade zone from level 600 to 800. The cost of this program is tentatively set at USD 2.0 million.

Other Exploration Work:

Gold prospects – Nanortalik IS Concession:

In the quarter ended December 31, 2003, the Company completed an intensive exploration and drilling campaign in its 1,065 sq km Nanortalik license area following the completion of the mine planning activities in the Nalunaq deposit.

The initial work on the Nanortalik exploration license in South Greenland was encouraging and will result in a follow-up campaign to delineate and better define the new discoveries within the license area. Widely spaced drilling in the Lake-410 target covering an area of 900 x 300 meters demonstrated the presence of a mineralized structure in all four drill holes and with a similar geological setting and alteration patterns as found in the Nalunaq deposit, located only about 14 km further north.

The drilling returned significantly anomalous intercepts of 2.2 g/t over 2 meters in drill holes one and two, and 0.2 g/t and 0.3 g/t in drill holes three and four. These results are in line with sparse outcrop samples, but require follow up work. Similar results were encountered in the initial drilling of Nalunaq and it is management's opinion that due to the substantial nugget effect of these deposits, the initial drilling results may not be representative of the potential average gold grade. The widely spaced drilling demonstrated a potentially continuous structure of nearly 300,000 square meters and, with visually mineralized intervals of about 6 m width in the best intercept and an average of 3 meters, the structure is considered promising and will be subjected to further sampling and drilling. Additional surface sampling to follow and extend the structure, which is open in all directions, with supplementary in-fill drilling is being planned for the coming season

In the Niaqomarsuk peninsula extensive prospecting has led to the delineation of three highly prosperous areas, which warrant immediate follow up and further exploration work. 21 rock samples returned in-situ gold values between 1-7 g/t and the best grab samples assayed 33g/t to 56 g/t. More importantly; these samples were collected in narrow, elongated areas that align in NE-SW direction. One particularly interesting cluster was located in the valley adjacent to the Nanisiaq gold occurrence, extending across the ridge to the southwest into the main Niaqornarsuk valley, where the two high-grade rock samples were collected. This structure is more than 5 km long and open ended, projecting into glacial overburden along strike. Other occurrences have similar strike length and are presented in sporadic outcrops along the slope and across the Niaqornarsuk glacial valley. The steep alpine terrain and the high amount of glacial debris complicate the exploration work, and represent a challenge in the identification of mineralized structures in the Niaqornarsuk area. The three areas identified to date, however, are quite accessible and a systematic follow up will be conducted in the coming field season.

CREW GOLD CORPORATION (*formerly Crew Development Corporation***)**
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

It continues to be management's view that the Greenlandic concessions held by the Group and its partner, Nunaminerals, could be a new gold district in its own right and high priority will continue to be given to ongoing exploration work in this district.

Gold prospects – Ghana Concession:

The Hwini-Butre gold concession (the "HB Gold Concession") is a gold exploration project in southwestern Ghana. Hwini-Butre Minerals Ltd. ("HBM"), a 100% -owned Ghanaian subsidiary of Crew Development Corporation, owns 51% of the HB Gold Concession while the operator, St. Jude Resources Ltd ("St Jude") (TSX Venture Exchange: SJD), owns 49% of the HB Gold Concession. Subsequent to the end of the quarter, a judgement relating to the legal dispute instituted by HBM to finalize certain title disputes was unexpectedly issued against HBM. The judgement was appealed immediately to the Court of Appeal. Management believes the judgement to be in error and intends to vigourously pursue the appeal as expeditiously as possible. The carrying value of the Hwini-Butre gold concession amounts to $3,213.

Seqi Olivine Deposit:

During the year ended June 30, 2003, the Company exercised an option to acquire 100% of the mineral rights to the Sequi Olivine project and was granted an exclusive Exploration Permit for project by the Bureau of Mines and Petroleum of the Greenland Home rule Government. The property measures 14 sq. km and is located in Western Greenland about 90 kilometers north of Greenland's capital city, Nuuk.

During the quarter which ended September 30, 2003, the Company entered into an agreement with Minelco AB, a subsidiary of iron ore producer LKAB of Sweden, to develop a Bankable Feasibility Study ("BFS") for the Olivine project. The Company will be responsible for the management of resource drilling and the preparation of the BFS, whereas Minelco will cover all related costs. If the BFS is successfully completed, Minelco will have an option to acquire 51% of the Seqi Project for nominal consideration. Minelco would then be responsible for funding all capital expenditures related to the development of a mining operation as defined by the BFS. The project will then be restructured in a separate Greenlandic Company owned 51% by Minelco and 49% by the Company, where the Company will be the preferred operator.

During the six months ended December 31, 2003, the Company received the permits to commence drilling and completed systematic drilling of 22 drill holes to a depth of 100 meters each, with a single hole to 133 meters. Whole-rock analysis of more than 5 tonnes of material from 998 samples is currently being completed, which will form the basis for a full resource evaluation. A 50-tonne bulk sample was extracted and shipped to LKAB's pelletizing facility in Northern Sweden for detailed test work.

A detailed land survey was completed which allow for open pit planning as well as design of the necessary infrastructure, including a shipping facility. In November 2003, a detailed marine survey and seabed mapping was completed and the data are currently being processed for the preparation of new nautical charts for the fjord. Environmental baseline data has been gathered showing that the water quality was good, with no parameters in excess of any threshold values, and that the deposit accordingly is considered environmentally passive.

The company is currently completing a Bankable Feasibility Study for the Seqi Olivine Project, including detailed plans for an early start of production.

Outlook:

The Company's immediate priority is the finalization of the Nalunaq development program and the commencement of regular production. It is anticipated that this will occur in quarter three of this fiscal year.

CREW GOLD CORPORATION (_formerly Crew Development Corporation)_
Management's Discussion and Analysis
For the three months ended December 31, 2003
(Expressed in thousands of Canadian dollars, except per share amounts)

It continues to be management's view that the Greenlandic concessions held by the Company and its partner, Nunaminerals, could be a new gold region and high priority will continue to be given to ongoing exploration work as well as the completion of the Bankable Feasibility Study for the Seqi Olivine Project.

The Company is in a strong financial position and has adequate liquid resources to fund the development of its mining and exploration properties and consideration of other business opportunities that suits the corporate strategies and profile.

Forward Looking Statements:

Certain information and statements in this discussion contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements. Furthermore, a forward-looking statement speaks only as of that date on which such statement is made. The company assumes no obligation to update or review them to reflect new events or circumstances.